

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 25, 2025

Christopher Neczypor
Executive Vice President and Chief Financial Officer
The Lincoln National Life Insurance Company
1301 South Harrison Street
Fort Wayne, IN 46802

      Re: The Lincoln National Life Insurance Company
          Form 10-K for the Fiscal Year Ended December 31, 2024
          File No. 000-55871

Dear Christopher Neczypor:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Finance

cc: Nancy Smith